[Letterhead of Arch Capital Group Ltd.]

July 9, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Arch Capital Group Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 1-16209

Dear Mr. Rosenberg:

We acknowledge receipt of your letter, dated June 26, 2008, setting forth the comments of the staff of the Securities and Exchange Commission relating to the Form 10-K and Form 10-Q of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2007 and fiscal quarter ended March 31, 2008, respectively (File No. 1-16209).  As previously indicated, the Company proposes to provide its responses to the comment letter on or before July 29, 2008.

If you have any questions in the interim, please do not hesitate to telephone me at (441) 278-9253 or Louis Petrillo at (914) 872-3610.

Sincerely,

/s/ John D. Vollaro

John D. Vollaro
Executive Vice President and Chief
Financial Officer

cc:	Joel Parker
Gus Rodriguez
Louis Petrillo
Debra O’Connor
John Schuster, Cahill Gordon & Reindel LLP